News release...

Date: 18 October 2006

Ref: PR496q

Third quarter 2006 operations review

•	Record iron ore production was achieved in the quarter as the Pilbara expansion programme continued to deliver additional capacity.
•	Higher grades and improved recovery rates at Kennecott Utah Copper delivered record molybdenum production.
•	Mined copper production was lower due to industrial action at Escondida and refined copper production was down due to the commencement of a scheduled smelter shutdown at Kennecott Utah Copper.
•	Production at the Comalco Alumina Refinery was only slightly below the record second quarter production, despite two planned major maintenance shutdowns during the quarter.
•	Titanium dioxide feedstock production continued to reflect the strength of current customer demand and the expansion of the UGS plant.
•	US coal production was at similar levels to the record production achieved in the previous quarter.
•	Production of hard coking coal continued to recover but year to date output remained lower than 2005 reflecting customer demand.
•	Diavik achieved record diamond production in the quarter.

All currency figures in this report are US dollars unless otherwise stated

Cont.../

Rio Tinto plc 6 St James’s Square London SW1Y 4LD

Telephone 020 7930 2399 Fax 020 7930 3249

REGISTERED OFFICE: 6 St James’s Square London SW1Y 4LD Registered in England No. 719885

IRON ORE AND IRON

Rio Tinto share of production (000 tonnes)

	Q3 06	vs Q3 05	vs Q2 06	9 mths 06	vs 9 mths 05
Hamersley	25,221	+14%	+9%	68,634	+8%
Robe River	7,570	+3%	+5%	20,733	+2%
IOC (pellets and concentrate)	2,412	+5%	-9%	6,923	+2%

Demand for iron ore remained strong in all markets during the quarter. Expansion projects in the Pilbara remained largely on schedule and within budget.

Hamersley and Robe River

Record quarterly iron ore production and sales in the Pilbara were achieved as the ramp up of mine and port capacity expansions started to take effect.

Despite continued recovery from the impact of cyclone activity experienced earlier in the year, Hamersley production was up nine per cent on the previous quarter due to additional capacity coming on stream at the Yandicoogina mine and the first full quarter of production from the newly commissioned Nammuldi mine.

Additional processing of low grade material at the West Angelas mine was the main contributor to Robe River’s three per cent increase in production compared with the corresponding period last year.

HIsmelt

HIsmelt produced 25,800 tonnes of pig iron during the quarter as the plant continued to ramp up to nameplate capacity of 800,000 tonnes a year. During the quarter the plant achieved around 70 per cent availability, with peak production at 65 per cent of nameplate capacity.

Iron Ore Company of Canada

Third quarter pellet and concentrate production was below the previous quarter due to planned maintenance activities. Year to date pellet production was seven per cent lower than the corresponding period last year as a result of the extreme weather conditions experienced in the first quarter and a change in product mix in favour of concentrate production. Concentrate production in the first nine months of this year was up 60 per cent on the same period last year.

ENERGY

US thermal coal

Rio Tinto share of production (000 tonnes)

	Q3 06	vs Q3 05	vs Q2 06	9 mths 06	vs 9 mths 05
Rio Tinto Energy America	31,302	+11%	-1%	92,463	+7%

Third quarter production continued to reflect the recovery of rail capacity from the 2005 maintenance campaign as well as the capacity expansions underway at the Spring Creek and Antelope mines. The commissioning of a new dragline at Jacobs Ranch earlier in the year also contributed to a new quarterly production record at that mine.

Australian coal

Rio Tinto share of production (000 tonnes)

	Q3 06	vs Q3 05	vs Q2 06	9 mths 06	vs 9 mths 05
Rio Tinto Coal Australia
Hard coking coal	1,732	-1%	+13%	4,393	-22%
Other coal	7,665	-4%	-5%	23,376	+0%

Production of hard coking coal was 13 per cent higher than the previous quarter reflecting a partial recovery in customer demand. Year to date production was 22 per cent below the first nine months of last year reflecting softness in the hard coking coal market.

Production from the Hunter Valley operations was aligned with the allocation set under the Port Waratah Coal Services (PWCS) capacity balancing system. However during the quarter, coal producers in the Hunter Valley voted not to continue with the capacity balancing system in 2007. This will allow the Port of Newcastle to operate on a take or pay basis and as a result, PWCS customers will not have their coal handling requirements reduced to match the capacity of the coal chain.

Uranium

Production at the Ranger mine recovered from the heavy rainfall and throughput issues experienced in the second quarter of 2006, contributing to a 35 per cent increase in uranium production in the quarter. Production at Rössing was in line with the previous quarter.

INDUSTRIAL MINERALS

Rio Tinto share of production (000 tonnes)

	Q3 06	vs Q3 05	vs Q2 06	9 mths 06	vs 9 mths 05
Borates	136	-3%	-4%	408	-0%
Titanium dioxide feedstocks	338	+3%	-4%	1,035	+6%

Borates production was at similar levels to the previous quarter and the corresponding quarter of 2005. Year to date production was in line with the corresponding period last year.

Titanium dioxide feedstock production in the first nine months of the year was six per cent higher than 2005 reflecting continued strength in market demand. The UGS expansion from 325,000 to 375,000 tonnes per annum is proceeding as scheduled and is due for completion at the end of the year.

ALUMINIUM

Rio Tinto share of production (000 tonnes)

	Q3 06	vs Q3 05	vs Q2 06	9 mths 06	vs 9 mths 05
Rio Tinto Aluminium
Bauxite	4,036	+7%	+6%	11,695	+7%
Alumina	821	+13%	-4%	2,452	+11%
Aluminium	215.2	-1%	+4%	629.0	-1%

Third quarter bauxite production was seven per cent higher than the corresponding period last year due to increased capacity resulting from the NeWeipa project.

Production at the Comalco Alumina Refinery was only slightly below the record production achieved in the second quarter, despite two planned major shutdowns during the quarter. The Comalco Alumina Refinery is on schedule to reach nameplate capacity by the end of the year as planned.

Production at Queensland Alumina and Eurallumina was in line with previous quarters. During the quarter, Rio Tinto announced the sale of its 56.2 per cent interest in the Eurallumina SpA refinery. The completion of the sale is conditional on customary joint venture partner rights.

Production from all aluminium smelters was ahead of the previous quarter and, with the exception of NZAS, the corresponding quarter last year. Aluminium production from the Tiwai Point smelter was lower due to the gradual return of some cells which were out of circuit as a result of power reductions caused by low rainfall in the hydropower catchment area.

COPPER

Rio Tinto share of production (000 tonnes)

	Q3 06	vs Q3 05	vs Q2 06	9 mths 06	vs 9 mths 05
Kennecott Utah Copper
Mined copper (000 tonnes)	68.9	+37%	+0%	199.1	+18%
Refined copper (000 tonnes)	55.1	-19%	-19%	193.7	+16%
Molybdenum (000 tonnes)	4.7	+20%	+34%	12.6	+14%
Mined gold (000 ozs)	135	+41%	-9%	417	+32%
Refined gold (000 ozs)	137	+48%	-3%	395	+53%
Escondida
Mined copper (000 tonnes)	81.1	-20%	-23%	294.2	+5%
Grasberg JV
Mined copper (000 tonnes)	8.3	-65%	-19%	30.4	-57%
Mined gold (000 ozs)	8	-94%	-58%	36	-91%

Kennecott Utah Copper

Mined production of copper, molybdenum and gold benefited from higher grades compared with the corresponding period last year. Despite lower grades than in the previous quarter, mined copper production was unchanged due to higher throughput at the concentrator. Record molybdenum production in the third quarter was due to higher grades and improved recovery rates.

Refined copper production was significantly lower than the same period last year due to a major smelter shutdown which started in early September and is expected to be completed shortly. Refined gold production was in line with the previous quarter and higher than the comparative period last year due to a reduction in inventories.

Escondida

Third quarter mined copper production was 23 per cent lower than the previous quarter due to strike action over wage negotiations for most of August. The strike action ended on 2 September.

Grasberg

Lower grades for copper, gold and silver as a result of mine sequencing led to lower production for all three metals compared with the same quarter of 2005.

Rio Tinto’s share of production is also affected by the metal strip, which determines the allocation of volumes between the joint venture partners. The structure of the agreement means that Rio Tinto’s share of production is geared to fluctuations in total production volumes. Rio Tinto’s share of production from the Grasberg mine is expected to be lower in 2006 and 2007 relative to previous years, before increasing in 2008 and beyond.

Other copper operations

At Palabora total mill throughput, levels of concentrate smelted and anodes produced were in line with the previous quarter. Increased production at Northparkes reflected the continued mining of higher grade ore from the Lift 2 area.

DIAMONDS

Rio Tinto share of production (000 carats)

	Q3 06	vs Q3 05	vs Q2 06	9 mths 06	vs 9 mths 05
Argyle	8,330	+39%	+11%	21,052	-12%
Diavik	1,697	+30%	+4%	4,402	+14%

Argyle

Increased carat production was achieved in the third quarter due to higher grades. However continued variability in production levels is expected as the mine approaches the end of the open-pit life and transitions to an underground operation.

Diavik

Despite the challenges of the early closure of the ice road, Diavik achieved record carat production in the quarter. Production was four per cent higher than the previous quarter and 30 per cent higher than the same period last year, largely as a result of improvements in throughput.

EXPLORATION AND EVALUATION

Pre-tax expenditure on exploration and evaluation charged to the profit and loss account in the first nine months of 2006 was $175 million compared with $168 million in the first nine months of 2005. $38 million of this expenditure was charged against business unit earnings.

Exploration drilling was sustained on copper targets in Chile, Argentina, Kazakhstan, and the US. Exploration in Russia continued as part of the RioNor Joint Venture. Diamond exploration remained focused on targets in Canada, Botswana, Mauritania, India and Brazil. Iron ore exploration continued in Western Australia and west Africa. Exploration for thermal and coking coal continued in southern Africa, North America, South America and Mongolia. At Chapudi coal in South Africa progress continued on drilling and securing land tenements. Exploration for bauxite is ongoing in Brazil.

Brownfield exploration is underway at a number of Rio Tinto businesses, including the Pilbara, Kennecott Utah Copper, the Freeport and Cortez Joint Ventures, Greens Creek and Northparkes.

Evaluation work continued on a number of projects including Eagle (nickel/copper, US), Resolution (copper/gold, US), Potasio Rio Colorado (potash, Argentina), La Granja (copper, Peru) and Simandou (iron ore, Guinea). Rio Tinto is monitoring the work by Northern Dynasty Minerals at the Pebble copper-gold-molybdenum deposit in Alaska. Contract of Work negotiations continue at La Sampala nickel in Indonesia.

CORPORATE ACTIVITY

During the quarter Rio Tinto’s shares in Ashton Mining of Canada were taken up by Stornoway Diamonds under its takeover bid for Ashton. In exchange for the shares in Ashton, Rio Tinto will receive cash totaling approximately C$29.6 million and 25.6 million Stornoway common shares.

CAPITAL MANAGEMENT PROGRAMME

During the first nine months of 2006, the Group bought back $1,750 million of Rio Tinto plc shares under the 2006/2007 $2.5 billion share buyback programme announced on 2 February 2006. In addition, a special dividend of $1.5 billion was paid on 6 April, bringing the total returned to shareholders to date under the 2006/07 programme to $3,250 million.

For further information, please contact:

LONDON	AUSTRALIA

Media Relations	Media Relations
Nick Cobban	Ian Head
Office: +44 (0) 20 7753 2305	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7920 041 003	Mobile: +61 (0) 408 360 101

Investor Relations	Investor Relations
Nigel Jones	Dave Skinner
Office: +44 (0) 20 7753 2401	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7917 227 365	Mobile: +61 (0) 408 335 309
David Ovington	Susie Creswell
Office: +44 (0) 20 7753 2326	Office: +61 (0) 3 9283 3639
Mobile: +44 (0) 7920 010978	Mobile: +61 (0) 418 933 792

Website: www.riotinto.com

High resolution photographs available at: www.newscast.co.uk

RIO TINTO PRODUCTION SUMMARY

RIO TINTO SHARE OF PRODUCTION

		QUARTER			NINE MONTHS		% CHANGE
Principal Commodities		2005 Q3	2006 Q2	2006 Q3	2005	2006	Q3 06 vs Q2 06	Q3 06 vs Q3 05	9 Mths 06 vs 9 Mths 05
Alumina	(‘000 t)	725	854	821	2,214	2,452	-4%	13%	11%
Aluminium	(‘000 t)	216.6	206.6	215.2	638.1	629.0	4%	-1%	-1%
Borates	(‘000 t)	141	142	136	409	408	-4%	-3%	0%
Coal - hard coking coal	(‘000 t)	1,755	1,535	1,732	5,610	4,393	13%	-1%	-22%
Coal - other Australian	(‘000 t)	7,996	8,093	7,665	23,287	23,376	-5%	-4%	0%
Coal - US	(‘000 t)	28,290	31,680	31,302	86,446	92,463	-1%	11%	7%
Copper - mined	(‘000 t)	195.4	207.4	182.8	573.7	593.6	-12%	-6%	3%
Copper - refined	(‘000 t)	89.2	83.9	75.6	229.0	245.1	-10%	-15%	7%
Diamonds	(‘000 cts)	7,349	9,206	10,071	28,037	25,602	9%	37%	-9%
Gold - mined	(‘000 ozs)	376	240	246	1,257	707	3%	-35%	-44%
Gold - refined	(‘000 ozs)	92	141	137	258	395	-3%	48%	53%
Iron ore	(‘000 t)	32,187	33,315	35,740	91,972	97,723	7%	11%	6%
Titanium dioxide feedstock	(‘000 t)	327	353	338	976	1,035	-4%	3%	6%

Other Metals & Minerals
Bauxite	(‘000 t)	3,781	3,815	4,036	10,898	11,695	6%	7%	7%
Lead - mined	(‘000 t)	2.5	2.2	3.2	9.2	8.5	47%	31%	-8%
Molybdenum	(‘000 t)	3.9	3.5	4.7	11.0	12.6	34%	20%	14%
Pig Iron	(‘000 t)	-	16.6	15.5	-	34.5	-7%	-	-
Salt	(‘000 t)	1,121	1,441	1,447	3,896	4,098	0%	29%	5%
Silver - mined	(‘000 ozs)	3,197	3,270	3,354	10,943	9,803	3%	5%	-10%
Silver - refined	(‘000 ozs)	830	1,008	1,148	2,723	3,554	14%	38%	30%
Talc	(‘000 t)	328	346	340	1,018	1,066	-2%	4%	5%
Uranium	(tonnes)	1,747	998	1,344	4,797	3,850	35%	-23%	-20%
Zinc - mined	(‘000 t)	8.1	7.1	7.6	28.5	23.2	7%	-7%	-19%

Throughout this report, figures in italics indicate adjustments made since the figure was previously quoted on the equivalent page.

Production figures are sometimes more precise than the rounded numbers shown, hence small differences may result between the total of the quarter figures and the nine month figures.

Third Quarter 2006 Operations Review	Page 7

RIO TINTO SHARE OF PRODUCTION

	Rio Tinto interest	3Q 2005	4Q 2005	1Q 2006	2Q 2006	3Q 2006	9 MTHS 2005	9 MTHS 2006
ALUMINA
Production (‘000 tonnes)
Comalco Alumina Refinery	100%	191	220	257	322	302	616	880
Eurallumina (a)	56%	150	153	152	152	158	448	461
Queensland Alumina	39%	384	375	369	381	361	1,151	1,111
Rio Tinto total alumina production		725	748	778	854	821	2,214	2,452
ALUMINIUM
Refined production (‘000 tonnes)
Anglesey	51%	18.3	18.7	18.5	18.1	18.7	54.7	55.3
Bell Bay	100%	43.9	43.6	43.2	43.7	45.1	130.2	132.0
Boyne Island	59%	82.4	82.7	80.4	80.9	82.7	243.5	244.0
Tiwai Point	79%	72.0	70.6	65.0	63.9	68.8	209.8	197.7
Rio Tinto total aluminium production		216.6	215.6	207.1	206.6	215.2	638.1	629.0
BAUXITE
Production (‘000 tonnes)
Weipa	100%	3,781	4,576	3,843	3,815	4,036	10,898	11,695
BORATES
Production (‘000 tonnes B2O3 content)
Rio Tinto Minerals - borates	100%	141	151	130	142	136	409	408
COAL - HARD COKING
Rio Tinto Coal Australia (b) (‘000 tonnes)
Hail Creek Coal	82%	1,208	1,270	617	797	1,119	3,568	2,533
Kestrel Coal	80%	547	315	508	739	613	2,042	1,860
Rio Tinto total hard coking coal production		1,755	1,585	1,126	1,535	1,732	5,610	4,393
COAL - OTHER *
Rio Tinto Coal Australia (b) (‘000 tonnes)
Bengalla	30%	366	622	330	426	490	1,185	1,245
Blair Athol Coal	71%	1,994	1,876	1,730	1,778	1,840	5,675	5,348
Hunter Valley Operations	76%	2,259	2,293	2,124	2,639	2,161	7,076	6,924
Kestrel Coal	80%	143	89	125	232	213	530	570
Mount Thorley Operations	61%	664	491	763	549	452	1,909	1,764
Tarong Coal	100%	1,804	1,549	1,803	1,685	1,713	4,922	5,200
Warkworth	42%	766	657	744	784	796	1,991	2,324
Total Australian other coal		7,996	7,576	7,618	8,093	7,665	23,287	23,376
Rio Tinto Energy America (c) (‘000 tonnes)
Antelope	100%	7,287	6,413	7,501	7,849	7,760	20,761	23,109
Colowyo	(d)	1,219	1,477	1,468	1,497	1,431	3,848	4,396
Cordero Rojo	100%	7,687	8,642	8,675	9,121	8,775	25,592	26,571
Decker	50%	841	890	776	807	775	2,254	2,358
Jacobs Ranch	100%	8,014	8,590	8,513	8,879	9,220	25,233	26,612
Spring Creek	100%	3,243	3,122	2,549	3,527	3,341	8,758	9,417
Total US coal		28,290	29,135	29,481	31,680	31,302	86,446	92,463
Rio Tinto total other coal production		36,286	36,710	37,099	39,773	38,967	109,732	115,839
COPPER
Mine production (‘000 tonnes)
Bingham Canyon	100%	50.2	51.6	61.6	68.7	68.9	169.0	199.1
Escondida	30%	101.7	100.4	107.2	105.9	81.1	280.7	294.2
Grasberg - Joint Venture (e)	40%	23.6	38.2	11.9	10.2	8.3	71.3	30.4
Northparkes	80%	11.8	13.3	15.5	16.5	16.8	29.9	48.8
Palabora (f)	58%	8.2	7.2	7.2	6.1	7.8	22.7	21.0
Rio Tinto total mine production		195.4	210.7	203.4	207.4	182.8	573.7	593.6
Refined production (‘000 tonnes)
Escondida	30%	10.2	10.4	8.0	6.1	9.1	32.7	23.2
Kennecott Utah Copper	100%	68.1	65.1	70.9	67.7	55.1	166.8	193.7
Palabora (f)	58%	10.8	9.9	6.7	10.2	11.4	29.4	28.2
Rio Tinto total refined production		89.2	85.5	85.6	83.9	75.6	229.0	245.1
DIAMONDS
Production (‘000 carats)
Argyle	100%	5,995	6,455	5,214	7,509	8,330	24,021	21,052
Diavik	60%	1,306	1,098	1,073	1,632	1,697	3,865	4,402
Murowa	78%	48	44	38	66	44	151	148
Rio Tinto total diamond production		7,349	7,598	6,324	9,206	10,071	28,037	25,602

Mine production figures for metals refer to the total quantity of metal produced in concentrates or doré bullion irrespective of whether these products are then refined on-site.

* Coal - other includes thermal coal and semi-soft coking coal.

See footnotes on page 10.

Third Quarter 2006 Operations Review	Page 8

RIO TINTO SHARE OF PRODUCTION (continued)

	Rio Tinto interest	3Q 2005	4Q 2005	1Q 2006	2Q 2006	3Q 2006	9 MTHS 2005	9 MTHS 2006
GOLD
Mine production (‘000 ounces)
Barneys Canyon	100%	4	4	4	3	5	13	12
Bingham Canyon	100%	92	99	129	146	131	302	405
Cortez/Pipeline	40%	89	74	35	27	55	287	116
Escondida	30%	13	13	12	15	11	42	37
Grasberg - Joint Venture (e)	40%	122	248	9	19	8	422	36
Greens Creek	70%	11	12	11	9	11	39	31
Kelian (g)	90%	-	-	-	-	-	38	-
Lihir (h)	0%	28	-	-	-	-	61	-
Northparkes	80%	12	13	16	16	23	33	55
Rawhide	51%	3	4	4	3	3	14	10
Others	-	2	2	2	2	0	5	4
Rio Tinto total mine production		376	469	221	240	246	1,257	707
Refined production (‘000 ounces)
Kennecott Utah Copper	100%	92	110	118	141	137	258	395
IRON ORE & IRON
Production (‘000 tonnes)
Channar	60%	1,371	980	1,211	1,486	1,591	4,206	4,288
Corumbá	100%	371	290	440	455	538	1,121	1,433
Eastern Range	(i)	1,897	1,536	1,756	2,021	2,326	5,024	6,102
Hamersley	100%	18,915	19,931	17,404	19,536	21,304	54,455	58,244
Iron Ore Company of Canada (j)	59%	2,292	2,424	1,871	2,640	2,412	6,764	6,923
Robe River	53%	7,341	7,362	5,986	7,178	7,570	20,402	20,733
Rio Tinto total mine production		32,187	32,522	28,668	33,315	35,740	91,972	97,723
Pig iron production (‘000 tonnes)
HIsmelt® (k)	60%	-	5	2	17	15	-	34
LEAD
Mine production (‘000 tonnes)
Greens Creek	70%	2.5	2.7	3.0	2.2	3.2	9.2	8.5
MOLYBDENUM
Mine production (‘000 tonnes)
Bingham Canyon	100%	3.9	4.6	4.4	3.5	4.7	11.0	12.6
SALT
Production (‘000 tonnes)
Rio Tinto Minerals - salt	65%	1,121	1,610	1,209	1,441	1,447	3,896	4,098
SILVER
Mine production (‘000 ounces)
Bingham Canyon	100%	884	884	1,036	1,217	1,033	3,074	3,286
Escondida	30%	505	593	457	565	439	1,377	1,461
Grasberg - Joint Venture (e)	40%	280	718	19	30	87	646	136
Greens Creek	70%	1,313	1,562	1,451	1,231	1,794	5,229	4,476
Others	-	216	226	216	228	0	617	445
Rio Tinto total mine production		3,197	3,982	3,180	3,270	3,354	10,943	9,803
Refined production (‘000 ounces)
Kennecott Utah Copper	100%	830	814	1,398	1,008	1,148	2,723	3,554
TALC
Production (‘000 tonnes)
Rio Tinto Minerals - talc	100%	328	346	381	346	340	1,018	1,066
TITANIUM DIOXIDE FEEDSTOCK
Production (‘000 tonnes)
Rio Tinto Iron & Titanium	100%	327	335	344	353	338	976	1,035
URANIUM
Production (tonnes U3O8)
Energy Resources of Australia	68%	1,035	1,040	938	376	750	2,997	2,064
Rössing	69%	712	745	569	622	593	1,801	1,785
Rio Tinto total uranium production		1,747	1,785	1,508	998	1,344	4,797	3,850
ZINC
Mine production (‘000 tonnes)
Greens Creek	70%	8.1	8.7	8.6	7.1	7.6	28.5	23.2

Mine production figures for metals refer to the total quantity of metal produced in concentrates or doré bullion irrespective of whether these products are then refined on-site, except for the data for iron ore which represent production of saleable quantities of ore plus pellets.

See footnotes on page 10.

Third Quarter 2006 Operations Review	Page 9

RIO TINTO SHARE OF PRODUCTION (continued)

Production data notes

(a)

Rio Tinto announced the sale of its 56.2% share in Eurallumina on 17 August 2006. The sale is conditional on customary joint venture partner rights and the numbers above reflect a full quarter’s production.

(b)	Rio Tinto Coal Australia manages all the operations below; including the mines which were previously reported separately under the Coal & Allied name.
(c)	Rio Tinto Energy America was previously known as Kennecott Energy.
(d)	In view of Rio Tinto Energy America’s responsibilities under a management agreement for the operation of the Colowyomine, all of Colowyo’s output is included in Rio Tinto’s share of production.
(e)

Through a joint venture agreement with Freeport-McMoRan Copper & Gold (FCX), Rio Tinto is entitled to 40% of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998.

(f)

During the second half of 2005, the conversion of debentures into ordinary shares resulted in a dilution of Rio Tinto’s shareholding in Palabora from 49.2% to 47.2%. The conversions continued during the first nine months of 2006 and during the third quarter Rio Tinto also participated in the conversion of debentures. The Rio Tinto shareholding on 30 September 2006 was 57.67%.

(g)	Kelian ceased processing ore on 7 February 2005 and the final gold pour was on 27 May 2005.
(h)

On 30 November 2005, Rio Tinto sold its interest in Lihir Gold; it had agreed in September 2005 to relinquish the management agreement for Lihir. The production data are shown up to 30 September 2005, from which date the Rio Tinto interest in Lihir was held as an investment rather than being equity accounted.

(i)

Rio Tinto’s share of production includes 100% of the production from the Eastern Range mine. Under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture.

(j)

Rio Tinto sold its 19% interest in the Labrador Iron Ore RoyaltyIncome Fund on 23 March 2005. The Fund has a shareholding in Iron Ore Company of Canada but this was not included in the calculation of tonnage attributable to Rio Tinto.

(k)	HIsmelt® commenced production during September 2005.

Where Rio Tinto’s beneficial interest in an operation has changed, as indicated above, the share of production has been calculated using the weighted average interest over the relevant periods. Rio Tinto percentage interest shown above is at 30 September 2006.

Third Quarter 2006 Operations Review	Page 10

RIO TINTO OPERATIONAL DATA

	Rio Tinto interest	3Q 2005	4Q 2005	1Q 2006	2Q 2006	3Q 2006	9 MTHS 2005	9 MTHS 2006
ALUMINIUM
Rio Tinto Aluminium
Weipa mine	100.0%
Queensland, Australia
Beneficiated bauxite production (‘000 tonnes)		3,781	4,576	3,843	3,815	4,036	10,898	11,695
Metal grade bauxite shipments (‘000 tonnes)		3,979	4,034	3,788	3,596	4,023	10,917	11,406
Calcined bauxite production (‘000 tonnes)		34	22	47	40	49	108	136
Comalco Alumina Refinery	100.0%
Queensland, Australia
Alumina production (‘000 tonnes)		191	220	257	322	302	616	880
Eurallumina refinery (a)	56.2%
Sardinia, Italy
Alumina production (‘000 tonnes)		267	273	271	270	281	798	821
Queensland Alumina refinery	38.6%
Queensland, Australia
Alumina production (‘000 tonnes)		995	972	956	986	936	2,980	2,877
Anglesey Aluminium smelter	51.0%
United Kingdom
Primary aluminium production (‘000 tonnes)		35.8	36.7	36.2	35.5	36.6	107.2	108.4
Bell Bay smelter	100.0%
Tasmania, Australia
Primary aluminium production (‘000 tonnes)		43.9	43.6	43.2	43.7	45.1	130.2	132.0
Boyne Island smelter	59.4%
Queensland, Australia
Primary aluminium production (‘000 tonnes)		137.9	138.4	134.7	135.9	138.0	406.4	408.6
Tiwai Point smelter	79.4%
New Zealand
Primary aluminium production (‘000 tonnes)		90.2	88.1	81.6	79.9	86.5	263.3	247.9
Rio Tinto Aluminium share
Share of primary aluminium sales (‘000 tonnes)		221.6	225.0	200.2	208.0	208.5	633.5	616.7

(a) RioTinto announced the sale of its 56.2% share in Eurallumina on 17 August 2006. The sale is conditional on customary joint venture partner rights and the numbers above reflect a full quarter’s production.

BORATES
Rio Tinto Minerals - Borax	100.0%
California, US and Argentina
Borates (‘000 tonnes) (a)		141	151	130	142	136	409	408
(a) Production is expressed as B2O3 content.

Rio Tinto percentage interest shown above is at 30 September 2006. The data represent full production and sales on a 100% basis unless otherwise stated.

Third Quarter 2006 Operations Review	Page 11

RIO TINTO OPERATIONAL DATA

	Rio Tinto interest	3Q 2005	4Q 2005	1Q 2006	2Q 2006	3Q 2006	9 MTHS 2005	9 MTHS 2006
COAL
Rio Tinto Coal Australia (a)
Bengalla mine	30.3%
New South Wales, Australia
Thermal coal production (‘000 tonnes)		1,208	2,053	1,088	1,406	1,618	3,912	4,111
Blair Athol Coal mine	71.2%
Queensland, Australia
Thermal coal production (‘000 tonnes)		2,799	2,634	2,429	2,496	2,583	7,966	7,508
Hail Creek Coal mine	82.0%
Queensland, Australia
Hard coking coal production (‘000 tonnes)		1,473	1,549	753	971	1,365	4,351	3,089
Hunter Valley Operations	75.7%
New South Wales, Australia
Thermal coal production (‘000 tonnes)		2,429	2,651	2,386	3,136	2,435	7,690	7,957
Semi-soft coking coal production (‘000 tonnes)		555	378	419	350	419	1,656	1,188
Kestrel Coal mine	80.0%
Queensland, Australia
Thermal coal production (‘000 tonnes)		179	112	156	290	266	662	712
Hard coking coal production (‘000 tonnes)		683	393	635	923	766	2,552	2,325
Mount Thorley Operations	60.6%
New South Wales, Australia
Thermal coal production (‘000 tonnes)		836	529	969	582	494	2,166	2,045
Semi-soft coking coal production (‘000 tonnes)		261	281	291	325	253	986	868
Tarong Coal mine	100.0%
Queensland, Australia
Thermal coal production (‘000 tonnes)		1,804	1,549	1,803	1,685	1,713	4,922	5,200
Warkworth mine	42.1%
New South Wales, Australia
Thermal coal production (‘000 tonnes)		1,736	1,495	1,759	1,766	1,803	4,451	5,328
Semi-soft coking coal production (‘000 tonnes)		85	67	11	96	90	280	197

Total hard coking coal production (‘000 tonnes)		2,157	1,943	1,388	1,895	2,131	6,903	5,414
Total hard coking coal sales (‘000 tonnes)		1,557	1,684	1,220	1,471	1,779	5,842	4,470
Total other coal production (‘000 tonnes) (b)		11,891	11,746	11,309	12,133	11,673	34,691	35,115
Total other coal sales (‘000 tonnes) (c) (d)		12,424	11,816	11,860	11,882	11,845	35,646	35,588

Total coal production (‘000 tonnes)		14,048	13,689	12,698	14,027	13,804	41,595	40,529
Total coal sales (‘000 tonnes)		13,981	13,500	13,080	13,353	13,624	41,489	40,058
Rio Tinto Coal Australia share
Share of hard coking coal sales (‘000 tonnes)		1,268	1,374	994	1,196	1,450	4,757	3,639
Share of other coal sales (‘000 tonnes) (c) (d)		8,399	7,719	7,986	8,022	7,743	23,946	23,751

(a) Rio Tinto Coal Australia manages all the operations below; the mines in New South Wales were previously reported separately under the Coal & Allied name.

(b) Other coal production includes thermal coal and semi-soft coking coal.

(c) Other coal sales includes thermal coal, semi-soft coking coal and semi-hard coking coal (a mixture of thermal coal and coking coal).

(d) Sales relate only to coal mined by the operations and exclude traded coal.

Rio Tinto Energy America (a)
Antelope mine	100.0%
Wyoming, US
Thermal coal production (‘000 tonnes)		7,287	6,413	7,501	7,849	7,760	20,761	23,109
Colowyo mine	(b)
Colorado, US
Thermal coal production (‘000 tonnes)		1,219	1,477	1,468	1,497	1,431	3,848	4,396
Cordero Rojo mine	100.0%
Wyoming, US
Thermal coal production (‘000 tonnes)		7,687	8,642	8,675	9,121	8,775	25,592	26,571
Decker mine	50.0%
Montana, US
Thermal coal production (‘000 tonnes)		1,683	1,781	1,552	1,614	1,551	4,507	4,717
Jacobs Ranch mine	100.0%
Wyoming, US
Thermal coal production (‘000 tonnes)		8,014	8,590	8,513	8,879	9,220	25,233	26,612
Spring Creek mine	100.0%
Montana, US
Thermal coal production (‘000 tonnes)		3,243	3,122	2,549	3,527	3,341	8,758	9,417

Total coal production (‘000 tonnes)		29,131	30,025	30,257	32,487	32,077	88,699	94,821
Total coal sales (‘000 tonnes)		29,131	30,025	30,257	32,487	32,077	88,699	94,821

(a) Rio Tinto Energy America was previously known as Kennecott Energy.

(b) In view of Rio Tinto Energy America’s responsibilities under a management agreement for the operation of the Colowyo mine, all of Colowyo’s output is included in Rio Tinto’s share of production.

Rio Tinto percentage interest shown above is at 30 September 2006. The data represent full production and sales on a 100% basis unless otherwise stated.

Third Quarter 2006 Operations Review	Page 12

RIO TINTO OPERATIONAL DATA

	Rio Tinto interest	3Q 2005	4Q 2005	1Q 2006	2Q 2006	3Q 2006	9 MTHS 2005	9 MTHS 2006
COPPER & GOLD
Escondida	30.0%
Chile
Sulphide ore to concentrator (‘000 tonnes)		22,255	22,161	21,843	21,473	18,258	63,893	61,573
Average copper grade (%)		1.59	1.58	1.62	1.63	1.55	1.51	1.61
Mill production (metals in concentrates):
Contained copper (‘000 tonnes)		304.4	304.0	302.8	295.9	234.0	823.3	832.8
Contained gold (‘000 ounces)		42	43	40	49	35	140	124
Contained silver (‘000 ounces)		1,682	1,975	1,522	1,882	1,464	4,590	4,869
Ore to leach (‘000 tonnes) (a)		4,214	4,261	16,158	15,536	14,712	12,669	46,405
Average copper grade (%)		0.82	0.72	0.34	0.37	0.25	0.89	0.32
Contained copper in leachate/mined material (‘000 tonnes)		35	31	55	57	36	112	148
Refined production from leach plants:
Copper cathode production (‘000 tonnes)		34.1	34.8	26.8	20.3	30.4	109.2	77.5
(a) Escondida has recently commenced leaching of sulphide ore. The figures for 2006 show aggregate feed to and production from both the oxide and sulphide leach processes.
Freeport-McMoRan Copper & Gold (a)
Grasberg mine	0.0% (40.0% of the expansion)
Papua, Indonesia
Ore treated (‘000 tonnes)		19,899	21,791	19,512	20,353	21,170	57,116	61,035
Average mill head grades:
Copper (%)		1.06	1.31	0.72	0.72	0.85	1.06	0.76
Gold (g/t)		1.16	2.33	0.92	0.67	0.83	1.40	0.81
Silver (g/t)		4.36	5.36	4.21	3.84	3.46	4.70	3.82
Production of metals in concentrates:
Copper in concentrates (‘000 tonnes)		185.5	260.8	115.9	121.7	152.9	533.1	390.5
Gold in concentrates (‘000 ounces)		609	1,400	485	336	471	2,146	1,292
Silver in concentrates (‘000 ounces)		1,662	2,489	903	1,170	1,453	5,042	3,526
Sales of payable metals in concentrates: (b)
Copper in concentrates (‘000 tonnes)		179.9	249.0	114.0	108.8	155.5	517.3	378.3
Gold in concentrates (‘000 ounces)		594	1,342	486	294	487	2,096	1,267
Silver in concentrates (‘000 ounces)		1,284	1,897	711	844	1,167	3,898	2,723

(a) Through a joint venture agreement with Freeport-McMoRan Copper & Gold (FCX), RioTinto is entitled to 40% of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998.

(b) Net of smelter deductions.

Kelian Equatorial Mining (a)	90.0%
East Kalimantan, Indonesia
Ore treated (‘000 tonnes)		-	-	-	-	-	826	-
Average ore grades:
Gold (g/t)		-	-	-	-	-	1.68	-
Silver (g/t)		-	-	-	-	-	2.29	-
Production:
Gold (‘000 ounces)		-	-	-	-	-	43	-
Silver (‘000 ounces)		-	-	-	-	-	32	-
Sales:
Gold (‘000 ounces)		-	-	42	-	-	100	42
Silver (‘000 ounces)		-	-	-	-	-	304	-
(a) Kelian ceased processing ore on 7 February 2005 and the final gold pour was on 27 May 2005. Mine closure programmes including reclamation, rehabilitation and sustainable monitoring continue.

Rio Tinto percentage interest shown above is at 30 September 2006. The data represent full production and sales on a 100% basis unless otherwise stated.

Third Quarter 2006 Operations Review	Page 13

RIO TINTO OPERATIONAL DATA

	Rio Tinto interest	3Q 2005	4Q 2005	1Q 2006	2Q 2006	3Q 2006	9 MTHS 2005	9 MTHS 2006
COPPER & GOLD (continued)
Kennecott Minerals Company
Cortez/Pipeline mine	40.0%
Nevada, US
Ore treated
Milled (‘000 tonnes)		759	798	756	745	956	2,449	2,456
Leached (‘000 tonnes)		5,725	3,352	3,812	4,464	7,452	19,708	15,728
Sold for roasting (‘000 tonnes)		90	73	35	-	-	203	35
Average ore grade: gold
Milled (g/t)		4.81	4.71	2.33	2.13	2.89	5.09	2.48
Leached (g/t)		0.49	0.49	0.39	0.37	0.43	0.60	0.41
Sold for roasting (g/t)		6.73	8.89	6.50	-	-	6.76	6.50
Gold produced (‘000 ounces)		223	186	87	68	136	718	291
Greens Creek mine	70.3%
Alaska, US
Ore treated (‘000 tonnes)		154	151	158	157	162	500	478
Average ore grades:
Gold (g/t)		4.71	5.02	4.54	3.97	4.39	5.15	4.30
Silver (g/t)		527	615	533	471	619	626	541
Zinc (%)		9.6	10.4	10.0	8.4	8.9	10.3	9.1
Lead (%)		3.6	3.9	4.0	3.1	4.0	4.0	3.7
Metals produced in concentrates:
Gold (‘000 ounces)		15	17	16	13	16	56	44
Silver (‘000 ounces)		1,869	2,222	2,065	1,751	2,553	7,442	6,369
Zinc (‘000 tonnes)		11.6	12.4	12.2	10.1	10.8	40.5	33.0
Lead (‘000 tonnes)		3.5	3.8	4.3	3.1	4.6	13.1	12.1
Rawhide mine (a)	51.0%
Nevada, US
Metals produced in doré:
Gold (‘000 ounces)		7	8	7	6	7	27	20
Silver (‘000 ounces)		63	67	63	55	64	254	182
(a) Mining operations were completed in October 2002 and processing of stockpiled ores was completed in May 2003. Residual gold and silver production continues from the leach pads.

Kennecott Utah Copper
Barneys Canyon mine (a)	100.0%
Utah, US
Gold produced (‘000 ounces)		4	4	4	3	5	13	12
(a) Mining operations ceased in the first quarter of 2002. Gold continues to be recovered from leach pads.
Bingham Canyon mine	100.0%
Utah, US
Ore treated (‘000 tonnes)		11,875	11,369	11,702	11,739	12,333	35,295	35,774
Average ore grade:
Copper (%)		0.47	0.51	0.62	0.67	0.62	0.53	0.64
Gold (g/t)		0.34	0.38	0.52	0.56	0.47	0.37	0.51
Silver (g/t)		2.81	3.02	3.73	3.98	3.22	3.30	3.64
Molybdenum (%)		0.052	0.058	0.060	0.055	0.057	0.057	0.057
Copper concentrates produced (‘000 tonnes)		193	213	242	263	269	667	774
Average concentrate grade (% Cu)		26.0	24.1	25.3	26.1	25.5	25.3	25.7
Production of metals in copper concentrates:
Copper (‘000 tonnes) (b)		50.2	51.6	61.6	68.7	68.9	169.0	199.1
Gold (‘000 ounces)		92	99	129	146	131	302	405
Silver (‘000 ounces)		884	884	1,036	1,217	1,033	3,074	3,286
Molybdenum concentrates produced (‘000 tonnes):		7.6	8.6	8.2	6.3	8.3	20.9	22.8
Molybdenum in concentrates (‘000 tonnes)		3.9	4.6	4.4	3.5	4.7	11.0	12.6
Kennecott smelter & refinery	100.0%
Copper concentrates smelted (‘000 tonnes)		300	300	270	272	220	742	762
Copper anodes produced (‘000 tonnes) (c)		68.6	67.3	66.4	65.7	50.4	162.1	182.5
Production of refined metal:
Copper (‘000 tonnes)		68.1	65.1	70.9	67.7	55.1	166.8	193.7
Gold (‘000 ounces) (d)		92	110	118	141	137	258	395
Silver (‘000 ounces) (d)		830	814	1,398	1,008	1,148	2,723	3,554
(b) Includes a small amount of copper in precipitates. (c) New metal excluding recycled material. (d) Includes gold and silver in intermediate products.

Rio Tinto percentage interest shown above is at 30 September 2006. The data represent full production and sales on a 100% basis unless otherwise stated.

Third Quarter 2006 Operations Review	Page 14

RIO TINTO OPERATIONAL DATA

	Rio Tinto interest	3Q 2005	4Q 2005	1Q 2006	2Q 2006	3Q 2006	9 MTHS 2005	9 MTHS 2006
COPPER & GOLD (continued)
Lihir Gold (a)	0.0%
Papua New Guinea
Ore treated (‘000 tonnes)		917	-	-	-	-	2,771	-
Average ore grade: gold (g/t)		7.15	-	-	-	-	5.32	-
Gold produced (‘000 ounces) (b)		193	-	-	-	-	424	-

(a) On 30 November 2005, RioTinto sold its interest in Lihir Gold; it had agreed in September 2005 to relinquish the management agreement for Lihir. The production data are shown up to 30 September 2005, from which date the Rio Tinto interest in Lihir was held as an investment rather than being equity accounted.

(b) Gold production represents quantity of gold poured.

Northparkes Joint Venture	80.0%
New South Wales, Australia
Ore treated (‘000 tonnes)		1,372	1,421	1,425	1,438	1,427	4,032	4,290
Average ore grades:
Copper (%)		1.17	1.27	1.45	1.53	1.57	1.07	1.52
Gold (g/t)		0.47	0.49	0.56	0.58	0.69	0.45	0.61

Copper concentrates produced (‘000 tonnes)		39.5	43.9	48.4	52.5	52.4	103.3	153.2

Contained copper in concentrates:
Saleable production (‘000 tonnes)		14.7	16.7	19.4	20.7	21.0	37.3	61.1
Sales (‘000 tonnes) (a)		11.0	13.1	14.3	17.1	14.4	30.3	45.8

Contained gold in concentrates:
Saleable production (‘000 ounces)		15.0	16.1	19.6	19.9	29.3	40.9	68.7
Sales (‘000 ounces) (a)		10.6	14.7	13.3	16.4	16.1	35.2	45.7

(a) Rio Tinto’s 80% share of material from the Joint Venture.

Palabora (a)	57.7%
Palabora mine
South Africa
Ore treated (‘000 tonnes)		2,572	2,349	2,646	2,633	2,668	7,187	7,947
Average ore grade: copper (%)		0.71	0.72	0.71	0.70	0.72	0.71	0.71
Copper concentrates produced (‘000 tonnes)		52.9	47.8	51.5	43.0	53.4	149.3	147.9
Average concentrate grade: copper (%)		31.3	31.2	29.9	30.5	29.4	31.0	29.9
Copper in concentrates (‘000 tonnes)		16.6	14.9	15.4	13.1	15.7	46.2	44.1
Palabora smelter/refinery
New concentrate smelted on site (‘000 tonnes)		75.2	82.2	42.0	83.3	87.7	222.2	213.0
New copper anodes produced (‘000 tonnes)		22.7	22.4	10.0	24.0	22.4	62.0	56.4
Refined new copper produced (‘000 tonnes)		22.1	20.6	14.3	21.9	22.9	59.8	59.1
By-products:
Magnetite concentrate (‘000 tonnes)		267	231	251	296	299	657	846
Refined nickel sulphate (tonnes)		37	57	35	28	25	129	88
Vermiculite plant
Vermiculite produced (‘000 tonnes)		53	55	48	48	52	155	148

(a) During the second half of 2005, the conversion of debentures into ordinary shares resulted in a dilution of Rio Tinto’s shareholding in Palabora from 49.2% to 47.2%. The conversions continued during the first nine months of 2006 and during the third quarter Rio Tinto also participated in the conversion of debentures. The Rio Tinto shareholding on 30 September 2006 was 57.67%.

DIAMONDS
Argyle Diamonds	100.0%
Western Australia
AK1 ore processed (‘000 tonnes)		2,111	2,158	1,956	2,131	2,162	6,811	6,249
AK1 diamonds produced (‘000 carats)		5,995	6,455	5,214	7,509	8,330	24,021	21,052

Diavik Diamonds	60.0%
Northwest Territories, Canada
Ore processed (‘000 tonnes)		619	497	492	608	722	1,725	1,822
Diamonds recovered (‘000 carats)		2,177	1,831	1,788	2,720	2,829	6,441	7,337

Murowa Diamonds	77.8%
Zimbabwe
Ore processed (‘000 tonnes)		49	73	66	61	44	106	170
Diamonds recovered (‘000 carats)		61	57	48	85	57	194	190

Rio Tinto percentage interest shown above is at 30 September 2006. The data represent full production and sales on a 100% basis unless otherwise stated.

Third Quarter 2006 Operations Review	Page 15

RIO TINTO OPERATIONAL DATA

	Rio Tinto interest	3Q 2005	4Q 2005	1Q 2006	2Q 2006	3Q 2006	9 MTHS 2005	9 MTHS 2006
IRON ORE & IRON
Hamersley Iron
Western Australia
Saleable iron ore production (‘000 tonnes):
Paraburdoo, Mount Tom Price, Marandoo,
Yandicoogina, Brockman and Nammuldi	100.0%	18,915	19,931	17,404	19,536	21,304	54,455	58,244
Channar	60.0%	2,284	1,634	2,018	2,476	2,652	7,010	7,147
Eastern Range	(a)	1,897	1,536	1,756	2,021	2,326	5,024	6,102
Total production (‘000 tonnes)		23,097	23,101	21,178	24,033	26,282	66,489	71,493
Total sales (‘000 tonnes) (b)		22,387	25,793	20,982	22,611	26,680	64,297	70,273

(a) Rio Tinto owns 54% of the Eastern Range mine. Under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture and therefore all of the production is included in Rio Tinto’s share of production.

(b) Sales represent iron ore exported from Western Australian ports.
HIsmelt® (a)	60.0%
Western Australia
Pig iron production (‘000 tonnes)		-	9	4	28	26	-	57
(a) HIsmelt ® commenced production during September 2005.
Iron Ore Company of Canada
Newfoundland & Labrador and Quebec in Canada
Carol Lake operations	58.7%
Saleable iron ore production:
Concentrates (‘000 tonnes)		581	683	341	1,291	983	1,633	2,615
Pellets (‘000 tonnes)		3,322	3,445	2,846	3,205	3,124	9,886	9,175
Sales:
Concentrate (‘000 tonnes)		552	755	316	555	651	1,368	1,522
Pellets (‘000 tonnes)		2,951	4,230	2,150	3,282	3,198	8,621	8,630
Rio Tinto Brasil
Corumbá mine	100.0%
Mato Grosso do Sul, Brazil
Saleable iron ore production (‘000 tonnes) (a)		371	290	440	455	538	1,121	1,433
Sales (‘000 tonnes)		391	276	418	413	462	1,027	1,292
(a) Production includes by-product fines.
Robe River Iron Associates
Pannawonica mine	53.0%
Western Australia
Saleable iron ore production (‘000 tonnes)		8,076	7,998	6,481	7,273	7,501	22,983	21,255
Sales (‘000 tonnes)		7,802	8,203	6,756	7,135	7,619	22,859	21,511
West Angelas mine	53.0%
Western Australia
Saleable iron ore production (‘000 tonnes)		5,775	5,891	4,813	6,270	6,781	15,512	17,864
Sales (‘000 tonnes)		5,902	6,187	4,745	5,833	6,117	15,303	16,695

Rio Tinto percentage interest shown above is at 30 September 2006. The data represent full production and sales on a 100% basis unless otherwise stated.

Third Quarter 2006 Operations Review	Page 16

RIO TINTO OPERATIONAL DATA

	Rio Tinto interest	3Q 2005	4Q 2005	1Q 2006	2Q 2006	3Q 2006	9 MTHS 2005	9 MTHS 2006
SALT
Rio Tinto Minerals - Salt	64.9%
Western Australia
Salt production (‘000 tonnes)		1,726	2,480	1,862	2,219	2,229	6,000	6,310
TALC
Rio Tinto Minerals - Talc	100.0%
Australia, Europe, and North America
Talc production (‘000 tonnes)		328	346	381	346	340	1,018	1,066
TITANIUM DIOXIDE FEEDSTOCK
Rio Tinto Iron & Titanium	100.0%
Canada and South Africa
(Rio Tinto share)
Titanium dioxide feedstock production (‘000 tonnes)		327	335	344	353	338	976	1,035
URANIUM
Energy Resources of Australia Ltd
Ranger mine	68.4%
Northern Territory, Australia
Production (tonnes U3O8)		1,514	1,521	1,372	550	1,097	4,382	3,019
Rössing Uranium Ltd	68.6%
Namibia
Production (tonnes U3O8)		1,038	1,086	830	908	865	2,625	2,603

Rio Tinto percentage interest shown above is at 30 September 2006. The data represent full production and sales on a 100% basis unless otherwise stated.

Third Quarter 2006 Operations Review	Page 14

INDEX TO OPERATIONAL DATA

		Page

Aluminium

Anglesey Aluminium smelter	UK	11
Bell Bay smelter	Australia	11
Boyne Island smelter	Australia	11
Comalco Alumina Refinery	Australia	11
Eurallumina	Italy	11
Queensland Alumina	Australia	11
Tiwai Point smelter	New Zealand	11
Weipa	Australia	11

Borates

Boron	US	11
Tincalayu	Argentina	11

Coal

Rio Tinto Coal Australia:	Australia	12
-Bengalla	Australia	12
-Blair Athol	Australia	12
-Hail Creek	Australia	12
-Hunter Valley Operations	Australia	12
-Kestrel	Australia	12
-Mount Thorley Operations	Australia	12
-Tarong	Australia	12
-Warkworth	Australia	12
Rio Tinto Energy America:	US	12
-Antelope	US	12
-Colowyo	US	12
-Cordero Rojo	US	12
-Decker	US	12
-Jacobs Ranch	US	12
-Spring Creek	US	12

Copper

Escondida	Chile	13
Freeport Copper & Gold:	US	13
-Grasberg	Indonesia	13
Kennecott Utah Copper:	US	14
-Bingham Canyon	US	14
-Kennecott smelter and refinery	US	14
Northparkes	Australia	15
Palabora mine and smelter	South Africa	15

Diamonds

Argyle Diamonds	Australia	15
Diavik Diamonds	Canada	15
Murowa	Zimbabwe	15

Gold

Escondida	Chile	13
Freeport Copper & Gold:	US	13
-Grasberg	Indonesia	13
Kennecott Utah Copper:	US	14
-Barneys Canyon	US	14
-Bingham Canyon	US	14
Kelian	Indonesia	13
Kennecott Minerals:	US	14
-Cortez/Pipeline	US	14
-Greens Creek	US	14
-Rawhide	US	14
Northparkes	Australia	15
		Page

Iron Ore

Corumbá	Brazil	16
Hamersley:	Australia	16
-Brockman	Australia	16
-Channar	Australia	16
-Eastern Range	Australia	16
-Marandoo	Australia	16
-Mt Tom Price	Australia	16
-Nammuldi	Australia	16
-Paraburdoo	Australia	16
-Yandicoogina	Australia	16
Iron Ore Company of Canada	Canada	16
Robe River	Australia	16

Lead/Zinc

Kennecott Minerals:	US	14
-Greens Creek	US	14

Molybdenum

Bingham Canyon	US	14

Pig Iron

HIsmelt®	Australia	16

Salt

Rio Tinto Minerals - Salt	Australia	17

Silver

Bingham Canyon	US	14
Escondida	Chile	13
Grasberg	Indonesia	13
Greens Creek	US	14

Talc

Rio Tinto Minerals - Talc	Australia/Europe/
	US/Canada	17

Titanium dioxide feedstock

QIT mine and smelter	Canada	17
Richards Bay Minerals mine and
smelter	South Africa	17

Uranium

Energy Resources of Australia	Australia	17
-Ranger	Australia	17
Rössing	Namibia	17

Third Quarter 2006 Operations Review	Page 18